EXHIBIT 99.1

Endeavour Silver Announces Q3 2025 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, Nov. 07, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three and nine months ended September 30, 2025. All dollar amounts are in US dollars ($).

“Endeavour Silver delivered a strong third quarter, highlighted by a significant increase in production and robust revenue growth,” commented Dan Dickson, Chief Executive Officer. “With silver equivalent production up 88% year-over-year and operating cash flow more than doubling, we continue to demonstrate the strength of our mining operations and our team’s commitment to operational excellence. With the recent achievement of commercial production at Terronera in October, we are excited about the Company’s future growth and the combined performance of our four operating mines in the coming quarters.”

Q3 2025 Highlights

  Increased Production Output and Capacity: 1,766,926 ounces (“oz”) silver and 7,285 oz gold for 3.0 million oz of silver equivalent (“AgEq”)(1). Production was 88% higher than the same period in 2024 and excludes Terronera.
  Higher oz Sold with Higher Realized Prices: $94.5 million from the sale of 1,762,484 oz of silver and 7,478 oz of gold at average realized prices of $38.58 per oz silver and $3,550 per oz gold. Revenue from operations is 77% higher than in the same period in 2024.
  Strong Mine Operating Cash Flow: $39.7 million in operating cash flow before working capital changes(2), 102% higher than the same period in 2024.
  Operating Costs Impacted by Higher Realized Prices: Cash costs(2) of $18.09 per oz payable silver and all-in sustaining costs(2) of $30.53 per oz, net of by-product credits were 59% and 18% higher, respectively, than the same period in 2024, partially driven by the impact of higher royalties, higher profit participation and higher cost of third-party mineralized material.
  Strong Cash Position: $57.0 million in cash as of September 30, 2025.
  Higher Adjusted EBITDA: Adjusted EBITDA of $28.2 million compared to $13.9 million in the same quarter in 2024 due higher metal prices, the new contribution from Kolpa and the negative impact of the Trunnion failure in Q3 2024.
  Terronera Declares Commercial Production: During the third quarter, the plant experienced only eight days of downtime, while consistently exceeding an average of 90% of the designed nameplate capacity of 2,000 tonnes per day, and metal recoveries of at least 90% projected, therefore commercial production was announced effective October 1, 2025.  (See news release dated October 16, 2025 here).

Financial Overview

Three Months Ended September 30			Q3 2025 Highlights	Nine months Ended September 30
2025	2024	% Change		2025	2024	% Change
			Production
1,766,926	874,717	102%	Silver ounces produced	4,456,455	3,647,295	22%
7,285	9,290	(22%)	Gold ounces produced	23,379	29,972	(22%)
5,664	-	-	Lead tonnes produced	9,167	-	-
3,666	-	-	Zinc tonnes produced	5,982	-	-
3,037,156	1,617,925	88%	Silver equivalent ounces produced(1)	7,438,645	6,045,055	23%
18.09	11.35	59%	Cash costs per silver ounce(2)	16.58	12.83	29%
28.95	18.65	55%	Total production costs per ounce(2)	26.43	19.41	36%
30.53	25.82	18%	All-in sustaining costs per ounce(2)	27.19	23.10	18%
400,245	175,065	129%	Processed tonnes	913,580	615,848	48%
144.88	138.54	5%	Direct operating costs per tonne(2)	145.91	137.90	6%
192.78	189.85	2%	Direct costs per tonne(2)	198.92	187.95	6%
			Financial
111.4	53.4	109%	Revenue from operations ($ millions)	260.2	175.4	48%
1,762,484	1,017,392	73%	Silver ounces sold	4,441,848	3,991,055	11%
7,478	9,412	(21%)	Gold ounces sold	23,722	30,179	(21%)
38.58	29.63	30%	Realized silver price per ounce	35.07	26.71	31%
3,550	2,528	40%	Realized gold price per ounce	3,308	2,328	42%
31.5	-	-	Pre-operating production revenue ($ millions)	34.8	-	-
722,130	-	-	Pre-operating production silver equivalent ounces sold(1)	807,841	-	-
(42.0)	(17.3)	(143%)	Net earnings (loss) ($ millions)	(95.3)	(32.5)	(193%)
(2.1)	1.6	(231%)	Adjusted net earnings (loss) ($ millions)(2)	(11.5)	0.9	(1,384%)
15.6	12.5	25%	Mine operating earnings ($ millions)	36.2	34.3	5%
39.7	19.6	102%	Mine operating cash flow before taxes ($ millions)(2)	84.6	59.1	43%
13.6	4.5	205%	Operating cash flow before working capital changes(2)	36.3	21.5	69%
(12.6)	(5.6)	(126%)	EBITDA ($ millions)(2)	(29.3)	5.7	(617%)
28.2	13.9	103%	Adjusted EBITDA ($ millions)(2)	54.1	42.0	29%
(56.1)	29.4	(291%)	Working capital ($ millions)(2)	(56.1)	29.4	(291%)
			Shareholders
(0.14)	(0.07)	(100%)	Earnings (loss) per share – basic ($)	(0.34)	(0.14)	(143%)
(0.01)	0.01	(200%)	Adjusted earnings (loss) per share – basic ($)(2)	(0.04)	0.00	(100%)
0.05	0.02	150%	Operating cash flow before working capital changes per share(2)	0.13	0.09	44%
291,373,472	246,000,878	18%	Weighted average shares outstanding	279,183,612	238,827,655	17%

(1) Silver equivalent (AgEq) is calculated using an 80:1 Ag:Au ratio, 60:1 (Ag:Pb) ratio, 85:1 (Ag:Zn) ratio and 300:1 (Ag:Cu) ratio.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Direct operating costs per tonne in Q3 2025 increased to $144.88, slightly higher than $138.54 in Q3 2024. This increase was caused by the addition of Kolpa which incurs relatively higher direct operating costs per tonne, and higher direct operating costs per tonne at Bolañitos as a result of lower throughput.

Consolidated cash costs per silver ounce, net of by-product credits, were $18.09 in Q3 2025, a 59% increase compared to $11.35 in Q3 2024. The increase was primarily driven by a shift in the ratio of silver to gold production at Bolañitos and Guanaceví, with lower grades of gold leading to lower by-product credits and therefore higher cash costs net of by-product credits. The impact of higher realized prices is also observed as higher royalty costs, higher profit participation costs, and higher costs of purchased third-party material negatively impacted the underlying cash costs. Furthermore, the volume of third-party material purchased was 87% higher in the current period compared to the same period in 2024, which negatively impacts the underlying cash costs, but drives a higher quantity of ounces being produced.

All-In Sustaining Costs (AISC) per silver ounce in Q3 2025 were $30.53, 18% higher than $25.82 in Q3 2024. This increase was driven by a higher AISC at Bolañitos, caused by higher cash costs net of by-product credits, as well as higher corporate general and administrative costs which are allocated to the operations based on their share of silver equivalent ounces produced. The higher corporate general and administrative costs in Q3 2025 were caused by the $2.7 million revaluation of the Deferred Share Units (“DSUs”) due to the higher share price that increases the liability value of cash-settled DSUs held by the Company’s independent directors.

In Q3 2025, the Company’s mine operating earnings were $15.6 million (Q3 2024 – $12.5 million) from revenue of $142.8 million (Q3 2024 – $53.4 million) and cost of sales of $127.2 million (Q3 2024 – $41.0 million). The improvement in mine operating earnings is due to higher operating earnings at Bolañitos and Guanaceví driven by higher realized metal prices, as well as the additional contribution of $3.9 million in operating earnings from Kolpa. These earnings are offset by Terronera’s operating loss of $3.6 million during the commissioning period. The increase in cost of sales compared to the prior period was driven by an additional $35.1 million from Kolpa, and $35.1 million from Terronera.

In Q3 2025, the Company had operating earnings of $1.8 million (Q3 2024 – earnings of $3.8 million) after exploration, evaluation and development costs of $7.3 million (Q3 2024 – $4.7 million), and general and administrative expenses of $6.5 million (Q3 2024 – $4.0 million). Exploration expenses increased as work began post-acquisition at Kolpa in Q2 2025, which was not incurred in the comparative period. As noted above, the increase in general and administrative expenses is primarily due to a $2.7 million revaluation of DSUs, which was $2.1 million higher than Q3 2024.

The loss before taxes for Q3 2025 was $37.5 million (Q3 2024 – loss of $13.3 million) after a loss on derivative contracts of $39.0 million (Q3 2024 – $19.4 million), partially offset by a foreign exchange gain of $0.6 million (Q3 2024 – loss of $3.1 million), investment and other income of $0.2 million (Q3 2024 – income of $5.9 million), and finance costs of $1.0 million (Q3 2024 – $0.5 million). The outstanding derivative contracts for gold, silver, and the Mexican peso were revalued at the end of the period and the higher precious metal prices drove a larger derivative liability fair value, thereby generating a $39.0 million derivative loss for the period.

The Company realized a net loss for the period of $42.0 million (Q3 2024 – net loss of $17.3 million) after an income tax expense of $4.5 million (Q3 2024 – $4.0 million). The deferred tax recovery was $6.2 million (Q3 2024 – $0.5 million), derived from changes in temporary timing differences between accounting and tax recognition.

Adjusted net loss was $2.1 million compared to adjusted net earnings of $1.6 million in Q3 2024, largely due to the largely due to the $5.7 million comparative difference in investment and other category partially offset by the higher mine profitability.

This news release should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended September 30, 2025, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Conference Call

Management will host a conference call to discuss the Company’s Q3 2025 financial results today at 10:00am Pacific (PST)/ 1:00pm Eastern (EST).

Date:	Friday, November 7, 2025

Time:	10:00am Pacific (PST) / 1:00pm Eastern (EST)

Telephone:	Canada & US +1-833-752-3348 International +1-647-846-2804

Replay:	Canada/US Toll Free +1-855-669-9658 International +1-412-317-0088 Access code is 8825809

To access the replay using an international dial-in number, please click here.

The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier silver producer with four operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Contact Information
Allison Pettit, Vice President, Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 Ag:Au ratio, 60:1 (Ag:Pb) ratio, 85:1 (Ag:Zn) ratio and 300:1 (Ag:Cu) ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share, sustaining and growth capital and adjusted net earnings (loss).

Please see the September 30, 2025 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the September 30, 2025 MD&A available on SEDAR+ at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in thousands of US dollars	As at September 30, 2025	As at December 31, 2024
Current assets	$207,931	$157,647
Current liabilities	263,989	78,866
Working capital surplus (deficit)	($56,058)	$78,781

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net earnings (loss) for the period per financial statements	($41,956)	($17,300)	($95,318)	($32,501)
Unrealized foreign exchange (Gain) loss	(1,325)	1,445	(3,852)	3,777
Gain (loss) on derivatives, copper stream and contingent liabilities revaluations	38,939	17,109	80,958	26,362
Acquisition costs	-	-	3,602	-
Change in fair value of investments	(501)	(109)	(822)	1,177
Change in fair value of cash settled DSUs	2,742	454	3,962	2,078
Adjusted net earnings (loss)	($2,101)	$1,599	($11,470)	$893
Basic weighted average share outstanding	291,373,472	246,000,878	279,183,612	238,827,655
Adjusted net earnings (loss) per share	($0.01)	$0.01	($0.04)	$0.00

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Mine operating earnings per financial statements	$15,609	$12,483	$36,195	$34,335
Share-based compensation	132	73	302	226
Depreciation	23,915	7,032	48,131	24,548
Mine operating cash flow before taxes	$39,656	$19,588	$84,628	$59,109

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2025	2024	2025	2024
Cash from (used in) operating activities per financial statements	$27,052	$8,467	$51,978	$23,963
Net changes in non-cash working capital per financial statements	13,443	4,012	15,649	2,480
Operating cash flow before working capital changes	$13,609	$4,455	$36,329	$21,483
Basic weighted average shares outstanding	291,373,472	246,000,878	279,183,612	238,827,655
Operating cash flow before working capital changes per share	$0.05	$0.02	$0.13	$0.09

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net earnings (loss) for the period per financial statements	($41,956)	($17,300)	($95,318)	($32,501)
Depreciation – cost of sales	23,915	7,032	48,131	24,548
Depreciation – exploration, evaluation and development	133	221	387	568
Depreciation – general & administration	98	99	305	304
Finance costs	684	357	1,714	595
Current income tax expense	10,663	4,523	25,036	13,068
Deferred income tax expense (recovery)	(6,166)	(512)	(9,579)	(908)
EBITDA	($12,629)	($5,580)	($29,324)	$5,674
Share based compensation	942	564	3,139	2,896
Unrealized foreign exchange (gain) loss	(1,325)	1,445	(3,852)	3,777
Gain (loss) on derivatives, copper stream and contingent liabilities revaluations	38,939	17,109	80,958	26,362
Change in fair value of investments	(501)	(109)	(822)	1,177
Change in fair value of cash settled DSUs	2,742	454	3,962	2,078
Adjusted EBITDA	$28,168	$13,883	$54,061	$41,964
Basic weighted average shares outstanding	291,373,472	246,000,878	279,183,612	238,827,655
Adjusted EBITDA per share	$0.10	$0.06	$0.19	$0.18

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands of US dollars	Three Months Ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$26,250	$11,681	$26,816	$64,747
Purchase of the third-party material	(7,346)	-	(984)	(8,330)
Smelting and refining costs included in revenue	-	431	1,924	2,355
Opening finished goods	(5,939)	(935)	(574)	(7,448)
Closing finished goods	5,523	541	600	6,664
Direct operating costs	18,488	11,718	27,782	57,988
Purchase of the third-party material	7,346	-	984	8,330
Royalties	7,562	212	630	8,404
Special mining duty(1)	1,356	521	559	2,436
Direct costs	34,752	12,451	29,955	77,158
By-products sales	(11,302)	(14,667)	(20,618)	(46,587)
Opening by-products inventory fair market value	2,302	1,310	526	4,138
Closing by-products inventory fair market value	(2,288)	(666)	(548)	(3,502)
Cash costs net of by-products	23,464	(1,572)	9,315	31,207
Depreciation	8,264	2,948	7,612	18,824
Share-based compensation	48	35	49	132
Opening finished goods depreciation	(1,843)	(214)	(125)	(2,182)
Closing finished goods depreciation	1,707	132	131	1,970
Total production costs	$31,640	$1,329	$16,982	$49,951

Expressed in thousands of US dollars	Three Months Ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$18,968	$9,737	$-	$28,705
Purchase of the third-party material	(2,796)	-	-	(2,796)
Smelting and refining costs included in revenue	-	496	-	496
Opening finished goods	(4,038)	(557)	-	(4,595)
Closing finished goods	1,725	718	-	2,443
Direct operating costs	13,859	10,394	-	24,253
Purchase of the third-party material	2,796	-	-	2,796
Royalties	5,060	91	-	5,151
Special mining duty(1)	463	573	-	1,036
Direct costs	22,178	11,058	-	33,236
By-products sales	(8,289)	(15,505)	-	(23,794)
Opening by-products inventory fair market value	2,187	751	-	2,938
Closing by-products inventory fair market value	(1,059)	(1,478)	-	(2,537)
Cash costs net of by-products	15,017	(5,174)	-	9,843
Depreciation	4,656	2,376	-	7,032
Share-based compensation	59	14	-	73
Opening finished goods depreciation	(1,326)	(144)	-	(1,470)
Closing finished goods depreciation	515	184	-	699
Total production costs	$18,921	($2,744)	$-	$16,177

Expressed in thousands of US dollars	Three Months Ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	99,340	105,153	195,752	400,245
Payable silver ounces	1,021,248	137,052	567,017	1,725,317

Cash costs per silver ounce	$22.98	($11.47)	$16.43	$18.09
Total production costs per ounce	$30.98	$9.70	$29.95	$28.95
Direct operating costs per tonne	$186.11	$111.44	$141.92	$144.88
Direct costs per tonne	$349.83	$118.41	$153.03	$192.78

Expressed in thousands of US dollars	Three Months Ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	67,094	107,971	-	175,065
Payable silver ounces	766,599	100,694	-	867,293

Cash costs per silver ounce	$19.59	($51.38)	-	$11.35
Total production costs per ounce	$24.68	($27.25)	-	$18.65
Direct operating costs per tonne	$206.56	$96.27	-	$138.54
Direct costs per tonne	$330.55	$102.42	-	$189.85

Expressed in thousands of US dollars	Nine Months Ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$74,752	$33,004	$43,117	$150,873
Purchase of the third-party material	(20,313)	-	(1,606)	(21,919)
Smelting and refining costs included in revenue	-	1,212	3,012	4,224
Opening finished goods	(5,448)	(485)	(610)	(6,543)
Closing finished goods	5,523	541	600	6,664
Direct operating costs	54,514	34,272	44,513	133,299
Purchase of the third-party material	20,313	-	1,606	21,919
Royalties	19,825	553	630	21,008
Special mining duty (1)	3,419	1,375	707	5,501
Direct costs	98,071	36,200	47,456	181,727
By-products sales	(35,728)	(40,621)	(33,893)	(110,242)
Opening by-products inventory fair market value	3,185	772	544	4,501
Closing by-products inventory fair market value	(2,288)	(666)	(548)	(3,502)
Cash costs net of by-products	63,240	(4,315)	13,559	72,484
Depreciation	21,148	8,332	12,769	42,249
Share-based compensation	134	95	73	302
Opening finished goods depreciation	(1,188)	(92)	(134)	(1,414)
Closing finished goods depreciation	1,707	132	131	1,970
Total production costs	$85,041	$4,152	$26,398	$115,591

Expressed in thousands of US dollars	Nine Months Ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$68,855	$30,258	$-	$99,113
Purchase of the third-party material	(10,231)	-		(10,231)
Smelting and refining costs included in revenue	-	1,436	-	1,436
Opening finished goods	(7,137)	(699)	-	(7,836)
Closing finished goods	1,725	718	-	2,443
Direct operating costs	53,212	31,713	-	84,925
Purchase of the third-party material	10,231	-	-	10,231
Royalties	16,948	259	-	17,207
Special mining duty (1)	2,113	1,270	-	3,383
Direct costs	82,504	33,242	-	115,746
By-products sales	(27,642)	(42,622)	-	(70,264)
Opening by-products inventory fair market value	2,909	619	-	3,528
Closing by-products inventory fair market value	(1,059)	(1,478)	-	(2,537)
Cash costs net of by-products	56,712	(10,239)	-	46,473
Depreciation	16,436	8,112	-	24,548
Share-based compensation	181	45	-	226
Opening finished goods depreciation	(1,459)	(197)	-	(1,656)
Closing finished goods depreciation	515	184	-	699
Total production costs	$72,385	($2,095)	$-	$70,290

Expressed in thousands of US dollars	Nine Months Ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	298,612	300,320	314,648	913,580
Payable silver ounces	3,028,411	418,312	926,364	4,373,087

Cash costs per silver ounce	$20.88	($10.32)	$14.64	$16.58
Total production costs per ounce	$28.08	$9.93	$28.50	$26.43
Direct operating costs per tonne	$182.56	$114.12	$141.47	$145.91
Direct costs per tonne	$328.42	$120.54	$150.82	$198.92

Expressed in thousands of US dollars	Nine Months Ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	294,995	320,853	-	615,848
Payable silver ounces	3,290,499	330,563	-	3,621,062

Cash costs per silver ounce	$17.24	($30.97)	-	$12.83
Total production costs per ounce	$22.00	($6.34)	-	$19.41
Direct operating costs per tonne	$180.38	$98.84	-	$137.90
Direct costs per tonne	$279.68	$103.61	-	$187.95

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands of US dollars	Three Months Ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$23,464	($1,572)	$9,315	$31,207
Operations share-based compensation	48	35	49	132
Corporate general and administrative	2,584	954	2,245	5,784
Acquisition costs	-	-	-	-
Corporate share-based compensation	218	79	358	655
Reclamation - amortization/accretion	165	93	55	313
Mine site expensed exploration	286	269	1,540	2,095
Equipment loan payments	-	-	104	104
Capital expenditures sustaining	4,989	3,873	3,521	12,383
All-In-Sustaining Costs	$31,754	$3,731	$17,187	$52,673
Acquisition costs				-
Growth exploration, evaluation and development				4,876
Growth capital expenditures				22,266
All-In-Costs				$79,815

Expressed in thousands of US dollars	Three Months Ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$15,017	($5,174)	$-	$9,843
Operations share-based compensation	59	14	-	73
Corporate general and administrative	2,034	1,154	-	3,188
Corporate share-based compensation	428	267	-	695
Reclamation - amortization/accretion	85	68	-	153
Mine site expensed exploration	313	321	-	634
Equipment loan payments	-	19	-	19
Capital expenditures sustaining	5,696	2,092	-	7,788
All-In-Sustaining Costs	$23,632	($1,239)	$-	$22,393
Growth exploration, evaluation and development				4,056
Growth capital expenditures				41,008
All-In-Costs				$67,457

Expressed in thousands of US dollars	Three Months Ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	99,340	105,153	195,752	400,245
Payable silver ounces	1,021,248	137,052	567,017	1,725,317
Silver equivalent production (ounces)	1,279,860	471,158	1,286,139	3,037,156

All-in-Sustaining cost per ounce	$31.09	$27.22	$30.31	$30.53

Expressed in thousands of US dollars	Three Months Ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	67,094	107,971	-	175,065
Payable silver ounces	766,599	100,694	-	867,293
Silver equivalent production (ounces)	995,146	622,779	-	1,617,925
			-
All-in-Sustaining cost per ounce	$30.83	($12.31)	-	$25.82

Expressed in thousands of US dollars	Nine months ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$63,240	($4,315)	$13,559	$72,484
Operations share-based compensation	134	95	73	302
Corporate general and administrative	6,334	2,357	7,000	15,692
Acquisition costs	-	-	(3,602)	(3,602)
Corporate share-based compensation	1,268	472	681	2,421
Reclamation - amortization/accretion	472	268	96	836
Mine site expensed exploration	855	645	2,576	4,076
Equipment loan payments	-	-	170	170
Capital expenditures sustaining	13,216	7,473	$5,853	26,542
All-In-Sustaining Costs	$85,519	$6,995	$26,406	$118,921
Acquisition costs				3,602
Growth exploration, evaluation and development				11,839
Growth capital expenditures				103,842
All-In-Costs				$238,204

Expressed in thousands of US dollars	Nine months ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$56,712	($10,239)	$-	$46,473
Operations share-based compensation	181	45	-	226
Corporate general and administrative	6,501	2,865	-	9,366
Corporate share-based compensation	1,802	794	-	2,596
Reclamation - amortization/accretion	288	218	-	506
Mine site expensed exploration	776	970	-	1,746
Equipment loan payments	206	306	-	512
Capital expenditures sustaining	15,657	6,557	-	22,214
All-In-Sustaining Costs	$82,123	$1,516	$-	$83,639
Growth exploration, evaluation and development				10,879
Growth capital expenditures				127,280
All-In-Costs				$221,798

Expressed in thousands of US dollars	Nine months ended September 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	298,612	300,320	314,648	913,580
Payable silver ounces	3,028,411	418,312	926,364	4,373,087
Silver equivalent production (ounces)	3,897,142	1,450,287	2,091,217	7,438,645

All-in-Sustaining cost per ounce	$28.24	$16.72	$28.51	$27.19
Expressed in thousands of US dollars	Nine months ended September 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	294,995	320,853	-	615,848
Payable silver ounces	3,290,499	330,563	-	3,621,062
Silver equivalent production (ounces)	4,196,000	1,849,055	-	6,045,055

All-in-Sustaining cost per ounce	$24.96	$4.59	-	$23.10

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands of US dollars	Three Months Ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Capital expenditures sustaining	$12,383	$7,788	$26,542	$22,214
Growth capital expenditures	22,266	41,008	103,842	127,280
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$34,649	$48,796	$130,384	$149,494

Expressed in thousands of US dollars	Three Months Ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Mine site expensed exploration	$2,095	$634	$4,076	$1,746
Growth exploration, evaluation and development	4,876	4,056	11,839	10,879
Total exploration, evaluation and development	6,971	4,690	15,915	12,625
Exploration, evaluation and development depreciation	133	221	387	568
Exploration, evaluation and development share-based compensation	154	(204)	416	74
Exploration, evaluation and development expense	$7,258	$4,707	$16,718	$13,267

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands of US dollars	Three Months Ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Gross silver sales	$76,194	$30,145	$164,218	$106,601
Silver ounces sold	1,975,175	1,017,392	4,682,170	3,991,055
Realized silver price per ounce	$38.58	$29.63	$35.07	$26.71

1)   inclusive of 212,691 oz of silver from pre-operating production at Terronera during three months and 240,321 oz during the nine months ended September 30, 2025

Expressed in thousands of US dollars	Three Months Ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Gross gold sales	$49,158	$23,794	$101,930	$70,264
Gold ounces sold	13,847	9,412	30,816	30,179
Realized gold price per ounce	$3,550	$2,528	$3,308	$2,328

1)   inclusive of 6,368 oz of gold from pre-operating production at Terronera during three months and 7,094 oz during the nine months ended September 30, 2025

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus dated July 10, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.